David S. Barlow
640 Lewis Wharf
Boston, Massachusetts 02110

January 30, 2009

The Board of Directors
Molecular Insight Pharmaceuticals, Inc.
160 Second Street
Cambridge, Massachusetts 02142

Board Members:

I own approximately 11% of the outstanding shares of Common Stock Molecular Insight Pharmaceuticals, Inc.  I am writing to express my grave concern at your mismanagement of the Company’s business and investor relations process which has caused considerable damage to my investment and that of other shareholders.  I fear that, unless you take immediate action to reverse your current course, this damage will continue for the long term.

While the decline in the public markets is well known, Molecular Insight’s performance significantly lags behind its peers and other relevant indices.  More specifically, since September 25, 2008 Molecular Insight’s stock has, as of January 27, 2009, declined 61.1%, compared to a 18.9% decline for the BTK (Amex Biotech) index and a 15.7% decrease in the NBI (Nasdaq Biotech) index. Of further concern, MIPI has declined 34.2% since it announced positive Zemiva clinical data on December 23, 2008, compared to a 3.2% and 1.1% increase in the BTK and NBI indices, respectively, over the same period.  Given this unacceptable performance, I am requesting your considered response to the following significant issues by February 9, 2009.

I.
The Company remains without an experienced CEO, despite having initiated a CEO search approximately six months ago and publicly stating so on September 25, 2008.  This ongoing leadership vacuum has raised significant concerns among investors and has decreased confidence in the Company’s potential, thereby contributing to record low stock prices.  The Company’s failure to have completed a timely and successful CEO search also raises questions regarding the Board’s attention and commitment to a professional, well planned and effectively executed transition to new leadership. Please advise me of your plan regarding the recruitment of a new CEO.

II.
The Company has failed to design and implement an effective investor relations program under its new interim leadership as evidenced by: (1) the absence of new analyst coverage, (2) the lack of any meaningful new institutional investors, (3) Jefferies’ analyst’s reduction in the Company’s 12 month per share price target from $20 to $10 only days after the Company’s December conference call regarding the positive Zemiva clinical data, (4) a decrease in the Company’s stock price during and after the January JP Morgan conference, (5) a steady decline in daily trading volume over the last four months and (6) a significant reduction in investor meetings with the Company’s interim CEO as compared to Company practice prior to September 25, 2008.  Please advise as to your plan to correct this unacceptable performance and more fully engage with the investment community.

III.
The Company has failed to design and implement an effective external corporate communications program to increase public awareness of the Company and its significant potential, which would increase interest in, and demand for, its stock.  Related evidence includes the Company’s discontinuation of its relationship with a public relations firm particularly noted for its ability to achieve media placements in leading healthcare and business publications.  Prior to its termination, the agency had arranged interviews, held this past summer, with the Company’s CEO and key media vehicles such as Business Week, Forbes and Bloomberg which focused on Zemiva, the Company’s unique cancer portfolio and its pursuit of orphan drugs.  This and other groundwork could have been leveraged to generate positive media coverage, in general, and in connection with the public announcement of the much anticipated Zemiva clinical results.

In addition, by delaying the release of the Zemiva clinical results until the week of Christmas, the Company virtually guaranteed minimal media coverage and communication to current and future investors. Interim leadership abandoned the comprehensive plan to leverage the opportunity presented by the Zemiva results to enhance shareholder value, yet apparently did not implement an alternative plan beyond a press release and a poorly received conference call.  This passive approach resulted in a disappointing response to the Zemiva news, as the Company’s stock has fallen 34% since this successful major milestone was announced.  This drop cannot credibly be blamed on market conditions as related biopharmaceutical indices have performed far better over the same time period.

While it appears the Company’s leadership does not believe investing responsibly in external communications for this, or perhaps any, pre-revenue company is worthwhile, one must then ask if this board and management believe increasing awareness of, and interest in, Molecular Insight helps stimulate investor demand for the Company’s stock, and therefore its price.  If so, what is your plan?  If not, please articulate how positive data and milestones achieved will be translated into enhancing shareholder value, as your approach to leverage the positive Zemiva data clearly failed. Investors need to be informed of your external communications plan and see evidence of its successful execution.

IV.
It appears the Board and management are content to simply live with the Company’s record low stock price as an inevitable and unavoidable consequence of the severe economic downturn. By taking this position you are not only harming investors but also limiting the Company’s strategic options in the near and medium term; those options include merging with other companies and raising additional capital on acceptable terms. I am greatly concerned that your current path will necessitate a Company financing disadvantageous to current stockholders.

Whether your failure to build value from the excellent progress of the Company is due to a lack of experienced leadership or a conscious decision by the Board and interim management, the net result is the significant loss in value to shareholders. I urge you to consider whether, once you have taken the steps necessary to enhance the Company’s current stock price, the Company should pursue its strategic alternatives.

If you believe the Board and senior management cannot positively affect the Company’s valuation, particularly following the achievement of major milestones, I request you revisit your charge and ability to perform as Company fiduciaries. A strategy of simply waiting for the overall market to recover is unacceptable.

I trust you realize every member of the Board has fiduciary responsibilities to the shareholders of the Company, of which I represent a significant percentage. Given the alarming decrease in the Company’s value that cannot credibly be attributed to externalities, please make my concerns and requests your highest priority.

I look forward to receiving a written response on or before February 9, 2009.

Sincerely,

/s/ David S. Barlow
David S. Barlow